UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 2
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2010

SECURITIES REGISTERED
(as of December 31, 2010)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
4.875% Notes due January 17, 2017	$3,000,000,000	NYSE

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit V:  Unaudited Condensed Semi-Annual Financial Statements as at June 30, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 3rd day of August, 2011.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Bertrand de Mazières
Bertrand de Mazières Director General Finance Directorate

by
/s/ Anneli Peshkoff
Anneli Peshkoff Director, Treasury Finance Directorate

by
/s/ François Rivasseau
François Rivasseau Chargé d’Affaires/Acting Head of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document

V	Unaudited Condensed Semi-Annual Financial Statements as at June 30, 2011